Exhibit 10.13
September 25, 1998

The Bailey Company
601 Corporate Circle
Golden, CO 80401
Attention:     Mr. William D. Whitehurst
               Chief Financial Officer and Vice President

The Erie County Investment Company
601 Corporate Circle
Golden, CO 80401
Attention:     Mr. David E. Bailey
               President

   Re:     FFCA and Safeco Loan Guaranties

Gentlemen:

  This letter will set forth the agreement between Good Times Restaurants Inc. ("Good Times"), The Bailey Company ("Bailey") and The Erie County Investment Co. ("Erie") with respect to the guaranties by Bailey of loans to be obtained by Good Times from Franchise Finance Corporation of America ("FFCA") and the guaranties by Bailey and Erie of loans to be obtained by Good Times from Safeco Credit Company, Inc. ("Safeco"). Bailey and Erie are hereinafter together referred to as "Bailey/Erie."

     1. Good Times intends to obtain a series of loans from FFCA and Safeco with each loan constituting a separate borrowing for the development of a separate Good Times restaurant, with such loans from FFCA to be guaranteed by Bailey and with such loans from Safeco to be guaranteed by Bailey/Erie, and with all such guaranties being pursuant to the terms and conditions of this letter agreement and pursuant to the terms and conditions of agreements with FFCA and Safeco. The aggregate amount of such guaranteed loans from FFCA shall not exceed $5,700,000 and the aggregate amount of such guaranteed loans from Safeco shall not exceed $3,000,000. Such guaranteed loans from FFCA and Safeco are hereinafter referred to as the "FFCA Loans" and the "Safeco Loans" and together are referred to as the "Loans." Notwithstanding anything to the contrary contained in the foregoing, the aggregate principal amount of the Loans guaranteed by Bailey/Erie shall not at any one time exceed $6,000,000. Good Times may in its sole discretion determine whether a borrowing for the development of a particular restaurant shall be a FFCA Loan or a Safeco Loan.

     2. Subject to the terms and conditions of this letter agreement and of agreements with FFCA and Safeco, Bailey shall guarantee the repayment of the FFCA Loans and Bailey/Erie shall guarantee the repayment of the Safeco Loans (the "Guaranties"). The terms and conditions of the FFCA Loans, and of the Guaranties thereof, shall be subject to the mutual approval of Good Times and Bailey and the terms and conditions of the Safeco Loans, and of the Guaranties thereof, shall be subject to the mutual approval of Good Times and Bailey/Erie. The location and development plans for each Good Times restaurant to be financed by one of the FFCA Loans shall also be subject to the approval of Bailey and of each Restaurant to be financed by one of the Safeco Loans shall be subject to the approval of Bailey/Erie. The required approvals of Good Times and Bailey/Erie set forth in this paragraph 2 shall not be unreasonably withheld. Notwithstanding anything to the contrary contained in the foregoing, Bailey/Erie may withhold any of the Guaranties on account of the financial condition of Good Times or for any other reason in the sole discretion of Bailey/Erie.

     3.     (a)     Good Times shall pay to Bailey and to Bailey/Erie quarterly percentage fees for the Guaranties based upon the average outstanding principal and interest of the Loans guaranteed by them during each calendar quarter. Good Times may elect to pay each such fee in cash or in shares of common stock of Good Times ("Guarantee Stock") or partly in each. To the extent that such quarterly fees are paid in cash, the fees shall be .5 percent of the average outstanding principal and interest of the Loans guaranteed during such quarter and to the extent that such quarterly fees are paid in Guarantee Stock, the fees shall be .75 percent of such average outstanding principal and interest
guaranteed during such quarter.   All such fees shall be paid within five
business days after the end of each calendar quarter.

             (b) To the extent that Good Times elects to pay any of the fees described in subparagraph (a) above in Guarantee Stock, such shares shall be valued for such purpose at the average published closing price of Good Times common stock during the twenty trading days immediately preceding the end of such calendar quarter. The Guarantee Stock and any common stock issued to Bailey pursuant to exercise of the warrant provided for by paragraph 8 below (the "Warrant Stock") shall be deemed to constitute additional shares of "Restricted Stock" under the May 31, 1996 Registration Rights Agreement
(the "Registration Rights Agreement") between Good Times and Bailey and be entitled to the registration rights accorded Restricted Stock under the Registration Rights Agreement. Clause (ii) of Section 13(f) of the Registration Rights Agreement is hereby amended to read "the date Bailey/Erie is permitted pursuant to Rule 144 to sell all of its Restricted Stock." Bailey/Erie understand that any shares of Good Times common stock issued to them pursuant to this paragraph 3 will not have been registered under the Securities Act of 1933, as amended, pursuant to an exemption thereunder; that such shares must be held indefinitely unless a subsequent disposition thereof is so registered or is exempt from such registration; that certificates representing such shares shall be endorsed with an appropriate legend; and that such shares shall constitute restricted stock under Rule 144 of such Act.

     4. The documents for the Loans and for the Guaranties shall include the following provisions:

             (a) Upon any required performance by Bailey of the Guaranties of the FFCA Loans, Bailey shall thereafter be subrogated to and otherwise entitled to all, or if applicable to share with FFCA, the rights and remedies of FFCA with respect to such FFCA Loans as to Good Times and as to the assets of Good Times securing such Loans. In the event of any required performance by Bailey/Erie of the Guaranties of the Safeco Loans, Bailey/Erie shall be entitled to share with Safeco all the rights and remedies of Safeco with respect to such Safeco Loans and as to Good Times and as to the assets of Good Times securing such Safeco Loans.

              (b) Good Times shall indemnify and hold harmless Bailey/Erie with respect to any loss, liability or cost and expense incurred by Bailey/Erie with respect to the Guaranties. The foregoing indemnification liability of Good Times shall be secured by a pledge in favor of Bailey/Erie of all of the properties and assets of Good Times securing the Loans, which pledge shall be secondary and subordinate to the pledge of such properties and assets to FFCA or Safeco. Bailey/Erie shall have rights as an unsecured creditor as to the remaining properties and assets of Good times with respect to the foregoing indemnification liability.

              (c) Good Times shall have reasonable and customary grace and cure periods under the documents for the Loans and the Guaranties.

     5. Good Times shall not incur any indebtedness for borrowed money other than the Loans unless during the 12 calendar months preceding such additional borrowing Good Times' total debt coverage ratio exceeds 125 percent. In that event, Good Times may incur additional borrowing, and pledge its properties and assets to secure such additional borrowing, subject to the pledges of properties and assets for the Loans and for the indemnification liability of Good Times with respect to the Guaranties, to the extent that such additional borrowings and the net profits to be realized from any properties and assets to be acquired with the proceeds of such additional borrowings will not, in the reasonable judgment of Good Times and Bailey/Erie, result in its debt coverage ratio becoming less than 125 percent. For purposes of this paragraph 5, debt coverage ratio shall be defined as net profits (exclusive of extraordinary profits and losses not realized or incurred in the ordinary course of business) before interest, taxes, depreciation and amortization divided by total principal and interest payments. In the event of any disagreement between Good Times and Bailey/Erie with respectto the debt coverage ratio of Good Times, such debt coverage ratio shall be determined by the regular independent certified public accountants of Good Times.

     6. So long as the Guaranties are outstanding or for so long as Good times may be indebted to Bailey or Erie as a result of the Guaranties, Good Times shall:

             (a) Comply with the covenants of Article VI of the Series A Convertible Preferred Stock Purchase Agreement between Good Times and Bailey dated May 31, 1996, as amended, whether or not such preferred stock is outstanding, except the covenants in Sections 6.02 and 6.03 of Article VI with respect to the preemptive rights of the preferred stock and the reservation of common stock for the conversion of preferred stock which Sections shall apply only for so long as the preferred stock is outstanding. Without limiting the generality of the foregoing, a representative of Bailey shall be entitled to attend meetings of the Board of Directors and of the Compensation Committee of the Company pursuant to the provisions of Sections 6.10 and 6.11 of Article VI for so long as any of the Guaranties are outstanding and with respect to Section
6.10 for so long as any of the Guarantee Stock or the Warrant Stock is held by Bailey;

            (b) Not liquidate, dissolve or wind up and not consolidate or merge into or with any other entity or entities or sell, lease, abandon, transfer or otherwise dispose of in excess of 51 percent of Good Times' total assets (including intellectual property rights);

            (c) Not pay any dividend on any shares of its capital stock, except for dividends payable solely in the form of additional shares of common stock, and not redeem or otherwise acquire any shares of its capital stock except for the purchase of shares of common stock from former employees pursuant to contractual rights relating to the termination of their employment; and
            (d) Not acquire the stock or assets of any person or entity except in the ordinary course of its business.

     7. Effective as of August 31, 1998, Bailey has converted the shares of Good Times Series A Convertible Preferred Stock owned by Bailey into shares of Good Times common stock pursuant to the terms of the May 31, 1996 Series Convertible Preferred Stock Purchase Agreement between Good Times and Bailey, as amended. So long as Bailey/Erie owns not less than two-thirds of the aggregate of the Good Times common stock acquired pursuant to this paragraph 7, the Guarantee Stock and the Warrant Stock:

             (a) Good Times shall not increase the number of Directors constituting its Board of Directors to a number in excess of seven;

             (b) Bailey/Erie shall have the right to elect two Directors to the Board of Directors of Good Times one of whom shall have the right, in the discretion of Bailey/Erie, to serve as the Chairman of the Board; and

             (c) Good Times shall not amend, alter or repeal its Certificate of Incorporation or Bylaws.

     8. In consideration for the Guaranties, upon the closing of the first of the Loans, Good Times shall issue to Bailey a warrant to purchase at $.0001 per share 426,667 shares of Good Times common stock which shall be exercisable by Bailey in the event of the initiation by Good Times of any bankruptcy petition or upon the initiation of any other comparable insolvency or liquidation proceeding by Good Times or in the event of any involuntary bankruptcy adjudication of Good Times. Such warrant shall contain standard and customary provisions approved by Bailey, which approval shall not be unreasonably withheld, including without limitation anti-dilution provisions.

     9. In the event of any breach of this letter agreement by Good Times, in addition to all rights and remedies under law and equity available as a result thereof to Bailey/Erie, Bailey/Erie shall not be required thereafter to provide any Guaranties.

     10. Good Times and Bailey/Erie shall from time to time execute such additional documents as may reasonably be required in order to carry out the intention and provisions of this letter agreement.

     11. The terms and conditions of this letter agreement shall bind and inure to the benefit of Good Times and Bailey/Erie and their respective successors and assigns.

     12. Good Times and Bailey/Erie acknowledge that the provisions of this letter agreement have been unanimously approved by the Board of Directors of Good Times at a meeting in which Directors representing Bailey/Erie did not participate.

      If this letter correctly sets forth our agreement, please sign and return the attached copy hereof.

Very truly yours,
                                      GOOD TIMES RESTAURANTS INC.

                                      By: /s/ Boyd E. Hoback
                                         ___________________
                                           President and Chief Executive Officer


Agreed to this 5th day of October, 1998

THE BAILEY COMPANY


By: /s/ Geoffrey Bailey
    ___________________
        General Manager


THE ERIE COUNTY INVESTMENT COMPANY


By: /s/ David E. Bailey
    ___________________
        President